As Filed with the Securities and Exchange Commission on April 5, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                            -----------------------

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*
                            ------------------------
                                  BRYLANE INC.
                            (NAME OF SUBJECT COMPANY)

                         BUTTONS ACQUISITION CORPORATION
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   117661 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

        SERGE WEINBERG                                   SERGE WEINBERG
CHAIRMAN AND CHIEF EXECUTIVE OFFICER           CHAIRMAN, CHIEF EXECUTIVE OFFICER
  PINAULT-PRINTEMPS-REDOUTE S.A.                         AND PRESIDENT
    18, PLACE HENRI BERGSON                     BUTTONS ACQUISITION CORPORATION
     75381 PARIS CEDEX 08                     C/O WACHTELL, LIPTON, ROSEN & KATZ
     011 33 1 44 90 61 00                               51 W. 52ND STREET
                                                        NEW YORK, NY 10019
                                                         (212) 403-1000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                ----------------
                                 WITH A COPY TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000

* This Statement also constitutes Amendment No. 9 to the Statement on Schedule 13D of Pinault-Printemps-Redoute S.A. with respect to the Common Stock, par value $0.01 per share, of Brylane Inc. which may be deemed to be beneficially owned by Pinault-Printemps-Redoute S.A.

                           --------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         -----------------------------

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


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    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. Of Person

              Buttons Acquisition Corporation
              Applied For
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    2.   Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                         (b) [X]

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    3.   SEC Use Only

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    4.   Sources of Funds*
              BK

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    5.   Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  [ ]

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    6.   Citizenship or Place of Organization
              Delaware

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    7.   Aggregate Amount Beneficially Owned by Each Reporting Person
              0

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    8.   Check If the Aggregate Amount in Row (7) Excludes Certain Shares*   [ ]

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    9.   Percent of Class Represented by Amount in Row (7)
              0%

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   10.   Type of Reporting Person*
              CO

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---------------------------
*  See instructions before filling out.

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    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. Of Person

              Pinault-Printemps-Redoute S.A.
--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Sources of Funds*
              BK

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    5.   Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  [ ]

--------------------------------------------------------------------------------

    6.   Citizenship or Place of Organization
              France

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    7.   Aggregate Amount Beneficially Owned by Each Reporting Person
              8,617,017 shares of common stock

--------------------------------------------------------------------------------

    8.   Check If the Aggregate Amount in Row (7) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------

    9.   Percent of Class Represented by Amount in Row (7)
              49.9%

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   10.   Type of Reporting Person*
              HC, CO

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-----------------------
*  See instructions before filling out.

         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed on March 16, 1999 and Amendment No. 9 to the Statement on Schedule 13D filed on April 13, 1998 (this "Amendment") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and Buttons Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). This Amendment relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Brylane Inc., a Delaware corporation (the "Company"), not already beneficially owned by Parent at a price of $24.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer").

ITEM 10.      ADDITIONAL INFORMATION.

         On March 29, 1999, Parent received early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer and the Merger. Therefore, the condition to the Offer relating to such waiting period has been satisfied.

         The following amendments are set forth in this Item 10. However, the cross-references to the Offer to Purchase contained throughout this Tender Offer Statement, as originally filed, continue to apply, giving effect to the amendments contained in this Item 10.

         (a) Item 10(f) is hereby amended by deleting and replacing in its entirety the fourth sentence of the fifth paragraph under "SPECIAL FACTORS--Background of the Offer--History and Background of the Company and Arrangements between the Company, Parent and Purchaser" on page 4 in the Offer to Purchase with the following:

         In connection with the April 1998 Stock Purchase, the Company and Parent entered into a Governance Agreement, dated as of April 3, 1998 (the "Governance Agreement"), pursuant to which, among other things, Parent's ability to acquire additional Shares and to take other actions has been limited. However, the provisions of the Governance Agreement did permit Parent (and its affiliates) to purchase a limited number of additional Shares up to a maximum of approximately 47.5% of outstanding Shares as set forth in the Governance Agreement (Parent's beneficial ownership of approximately 49.9% is a result of the Company's Share repurchases, which were approved by the independent directors). Also in connection with the April 1998 Stock Purchase, the Company and Parent entered into a Registration Rights Agreement, dated as of April 3, 1998 (the "Registration Rights Agreement"), pursuant to which the Company has granted Parent certain registration rights to facilitate the resale of the Shares beneficially owned by Parent under certain conditions.

         (b) Item 10(f) is hereby amended by deleting and replacing in its entirety the first sentence of the tenth paragraph under "SPECIAL
FACTORS--Background of the Offer--

History and Background of the Company and Arrangements between the Company, Parent and Purchaser" on page 4 in the Offer to Purchase with the following:

         On December 2, 1998, a special meeting of the Company Board was held, at which Mr. Weinberg stated that Parent desired to make a proposal to acquire the outstanding Shares not beneficially owned by Parent. Pursuant to the Governance Agreement, Mr. Weinberg requested that the independent directors of the Company consent to Parent's making a proposal. The special meeting was temporarily adjourned to permit the independent directors to meet separately to consider Parent's request. The independent directors concluded that there was no inherent reason why a proposal to acquire the remaining Shares should not be considered, that without knowing the terms of Parent's proposal the independent directors could not determine whether the proposal was in the best interests of the Stockholders, other than Parent, and that, accordingly, the independent directors should waive the provisions of the Governance Agreement to the extent necessary to permit Parent to present its proposal to the Company Board. At that meeting, the independent directors did not waive the provisions of the Governance Agreement which prohibited Parent from conducting a tender offer. The special meeting of the Company Board reconvened and Parent submitted a proposal letter (the "Proposal Letter") to the Company Board.

         (c) Item 10(f) is hereby amended by adding the following immediately prior to the text of the Proposal Letter under "SPECIAL FACTORS--Background of the Offer--History and Background of the Company and Arrangements between the Company, Parent and Purchaser" on page 5 in the Offer to Purchase:

            Parent is aware that the Commission takes the position that the safe harbor for forward-looking statements does not apply to statements made in a press release in connection with a tender offer.

         (d) Item 10(f) is hereby amended by adding the following after the fourth paragraph following the text of the Proposal Letter under "SPECIAL FACTORS--Background of the Offer--History and Background of the Company and Arrangements between the Company, Parent and Purchaser" on page 7 in the Offer to Purchase:

         The preliminary analysis of the Proposal that Bear Stearns presented at the January 29, 1999 meeting of the Special Committee was based, in part, on the Budget Projections (as defined below) provided to Bear Stearns by the Company's management in early January 1999 after being retained by the Special Committee. In the course of the meeting, Bear Stearns indicated that it had not yet completed its due diligence but was attempting to provide the Special Committee with its preliminary findings based on the information available at that time.

         The analysis of the Proposal was based, in part, upon the Budget Projections, which were the only projections available at that time. As described in "--Certain Financial Projections (Unaudited)," the Budget Projections, at the time of their preparation, reflected management's best judgment as to the most likely future financial results of the Com-pany. The Budget Projections no longer represent the Company's management's judgment of the most likely future financial results of the Company. See "--Certain Financial Projections (Unaudited)" for a description of the difference between the Budget Projections and the Management Projections (as defined below).

         Bear Stearns utilized several valuation methodologies in order to frame a preliminary range of values for the Special Committee.

         Comparable Public Company Analysis

         Bear Stearns initially reviewed a broad universe of direct marketing retailers. Applying a 11x-13x price earnings multiple to the 1999 Budget Projection of earnings per share of $2.29 implied a value range of $25-$30 per share. Applying a slightly higher 12x-14x price earnings multiple to the consensus estimate of four Wall Street equity research analysts for 1999 of $1.66 implied a value range of $20-$23 per share.

         Present Value of Hypothetical Stock Price

         Bear Stearns conducted a theoretical analysis of the present value of future share prices of the Company assuming the achievability of the Budget Projection of earnings per share of $2.29 for 1999, $2.65 for 2000 and $3.08 for 2001. Bear Stearns assumed a range of required annual return on equity of between 15%-20% and price earnings multiple of 12x-14x. The range of values implied by this analysis was $26-$32 per share.

         Comparable Acquisitions/Precedent Transaction Analysis

         Using publicly available information, Bear Stearns applied 1998 mean multiples for earnings per share and earnings before interest, taxes, depreciation and amortization (EBITDA) from precedent transactions to the preliminary 1998 Company earnings per share of $1.25 and EBITDA of $89 million (taken from the Budget Projections). In addition, Bear Stearns noted the acquisition of Arizona Mail Order by Fingerhut Companies Inc. as being particularly recent and comparable at 6.7x latest twelve months EBITDA. The range of values implied by this analysis was $22-$27 per share.

         Discounted Cash Flow Analysis

         Bear Stearns performed a discounted cash flow analysis of the Company for the fiscal years ended 1999 through 2003 based on the Budget Projections and a sensitivity case reflecting less aggressive sales and earnings recovery assumptions. Bear Stearns' analysis applied a range of discount rates from 11-11.5% and exit multiples of 6.0-7.5x EBITDA for 2003. The implied value range based on the Budget Projections was $25-$35 per share. The sensitivity case, which assumed compounded annual sales growth of 4.0% for 1998-2000 versus the Budget Projections of 5.5% and operating income margin of 6.4% for 1999 and 6.8% average for 2000-2003 versus the Budget Projections of 7.3% for 1999 and 7.9% average for 2000-2003. The implied value range based on the sensitivity case was $18-$26 per share.

         A copy of the written materials prepared by Bear Stearns for the January 29, 1999 meeting of the Special Committee containing the foregoing analyses is filed as Exhibit (b)(6) to the Schedule 13E-3.

         (e) Item 10(f) is hereby amended by deleting and replacing in their respective entireties the sixth, ninth and tenth bullet points of the first paragraph under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--Position of Parent and Purchaser" on page 9 in the Offer to Purchase with the following:

         -- the historical and projected financial performance of the Company and its financial results (including, without limitation, sales, EBITDA, and net income), and Parent's views as to the likelihood of achieving such results under various scenarios (See "--Certain Financial Projections (Unaudited)");

         -- the consideration to be paid to the Stockholders is entirely in cash, which is more liquid, and the value of which is more easily ascertainable and less subject to risk, than securities;

         -- in the Merger, Stockholders will receive an amount in cash equal to $24.50 or any greater amount per Share paid pursuant to the Offer (the "Per Share Amount"), so that Stockholders that do not participate in the Offer receive the same consideration as Stockholders that do participate; and

         (f) Item 10(f) is hereby amended by deleting and replacing in its entirety the second paragraph under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--Position of Parent and Purchaser" on page 9 in the Offer to Purchase:

         Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In light of the nature of the Company's business as a financially sound and growing corporation, Parent and Purchaser did not deem net book value, going concern value or liquidation value to be relevant indicators of value of the Shares. Moreover, Parent is not aware of any firm offers made by any unaffiliated person during the preceding 18 months for the merger or consolidation of the Company, the sale or transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company. In their fairness determination, Parent and Purchaser considered the fact that Parent, through its subsidiaries, acquired Shares at prices significantly higher than $24.50 within the past year. See "--Background of the Offer" and "--Interests of Certain Persons in the Offer and the Merger." However, Parent and Purchaser believe that the present and projected performance of the Company and the decline in the trading prices of the Shares indicate that the Share prices paid by Parent's subsidiaries significantly in excess of $24.50 are no longer indicative of the current value of the Company.

         (g) Item 10(f) is hereby amended by adding the following sentence at the end of the second paragraph under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--J.P. Morgan Reports" on page 9 in the Offer to Purchase:

         The November 17 Report contained a review of the Company and Parent's investment in the Company, including:

         -- global market factors (turmoil in financial markets, collapse in exports and a lowering of business confidence), direct mail and apparel sector factors (catalog sales for Christmas season 20% below expectations at the time of the November 17 Report, increasing competition, softening of the apparel sector as more dollars shift towards home furnishings) and Company-specific factors (a general slowdown continuing accross all catalog divisions, continued weakness in the Lerner catalogs due to merchandising miscues, slowdown in core large size Lane Bryant catalog and sustained pressure on Chadwick's performance, increased markdowns on fall inventories and increased competition), all of which have negatively impacted the Company's performance and prospects;

         -- the recent Share price performance, including in relation to that of the Company's peers and the broader market (indicating underperformance), and factors relating to such Share price performance (including lower analysts earnings per share estimates and significant contraction in 12 month-forward earnings per share and price earnings ratios, which are consistent with share price erosion and multiple contraction in the direct mail/apparel sector);

         -- significant reductions in analysts' earnings estimates for the Company, to a Street median as of November 13, 1998 of $2.06 and $2.55 earnings per share estimates for fiscal years ended January 1999 and January 2000, respectively; and

         -- analysts' comments in the fall of 1998 emphasizing the weaknesses in the Company's catalogs and the Company's below-expectations performance.

         The November 17 Report set forth the valuation implications of the Company, reviewing J.P. Morgan's discounted cash flow analysis, comparative trading analysis, comparative operating performance analysis, and comparable trading multiples analysis, all of which were based on publicly available information and which showed a range of $18 to $30 per Share. The November 17 Report also contained a review of certain issues to consider, such as acquisition premia, in an exploration of alternatives, including a possible acquisition. For more detailed information regarding the foregoing, see the full text of the November 17 Report, filed as Exhibit (b)(5) to the Schedule 13E-3.

         (h) Item 10(f) is hereby amended by adding the following sentence after the second sentence of the third paragraph under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--J.P. Morgan Reports" on page 9 in the Offer to Purchase:

         The February 22 Report reviewed the fiscal year 1998 below-expectations operating performance for the Company. The February 22 Report then set forth that the Company management's projection of an extremely rapid recovery from the challenges that the Company faced in fiscal year 1998, including the projections that fiscal year 1999 operating profit would grow 24% over (pre-reserve) fiscal year 1998 levels and that the West Bridgewater division's operating profit would grow 61% over (pre-reserve) fiscal year 1998 levels. For more detailed information regarding such projections, "--Certain Financial Projections (Unaudited)--Brylane Inc. Budget Projections."

         In response to such projections, the February 22 Report reviewed strategic concerns, operating risks and challenges associated with the Company, including:

         -- problems associated with the Company's Chadwick's division for the second half of fiscal year 1998, including the facts that average revenue per order on customer sales were off over 20% from the prior year, that response rates on customer sales, reactivations and prospects were off 9%, 22% and 17% over the prior year, respectively, and operating income (before inventory adjustment) of $(1.5) million compared to $32.5 million one year prior;

         -- the short-term nature of the Company's contract with Sears, which accounted for approximately 18.7% of second half of fiscal year 1998 operating profit and 11.5% of fiscal year 1998 operating profit;

         -- recent order fulfillment problems, which are expected to take two years to turn around;

         -- the aggressive nature of the Budget Projections, including the facts that fiscal year 1999 response rates were forecast to exceed the record fiscal year 1997 results, and that gross margin improvement is projected given an aggressive pricing policy;

         -- expectations regarding future capital expenditures;

         -- increasing competition in the Company's core markets;

         -- expiration of certain key trademarks in October 2007 which will necessitate higher advertising expenditures; and

         -- chief executive officer succession planning.

         The February 22 Report set forth the valuation implications of the Company, reviewing J.P. Morgan's discounted cash flow analysis, discounted cash flow sensitivity analysis, and comparable company trading multiples analysis. The highest implied value per Share derived from the foregoing analyses was $23.89 based on the most optimistic case analyzed. For more detailed information regarding the foregoing, see the full text of the February 22 Report, filed as Exhibit (b)(4) to the Schedule 13E-3.

         (i) Item 10(f) is hereby amended by adding the following sentence at the end of the fifth paragraph under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--J.P. Morgan Reports" on page 10 in the Offer to Purchase:

         J.P. Morgan has consented to the inclusion of the descriptions of its November 17 Report, February 22 Report and March 4 Report contained herein and to the filing of such Reports as exhibits to the Schedule 13E-3.

         (j) Item 10(f) is hereby amended by adding the following sentence after the first sentence of the second paragraph under "SPECIAL
FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Recommendation of the Special Committee and the Company Board--Company Board" on page 13 in the Offer to Purchase:

         The Company Board and the Special Committee concluded that the Offer Price adequately reflected the Company's historical results of operations based on the Bear Stearns' precedent transaction analysis, and that the Offer Price adequately reflected the Company's future growth prospects based on the Bear Stearns' comparable public company and discounted cash flow analyses, all of which are discussed under "--Opinion of Bear Stearns." The Company Board also recognized that the Offer Price was significantly lower than prices the Company paid to repurchase Shares in the open market less than six months before the Offer commenced, but concluded that in light of the lower than expected Company earnings and the decline in the trading price of the Shares, those prices were not relevant to a determination at this time of whether the Offer Price was fair to the Stockholders other than Parent.

         (k) Item 10(f) is hereby amended by moving the nineteenth paragraph under "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" on page 16 to follow the seventh paragraph under "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" on page 15 in the Offer to Purchase.

         (l) Item 10(f) is hereby amended by amending and restating the first sentence of the eighth paragraph under "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" on page 15 in the Offer to Purchase as follows:

         Set forth below is a brief summary of certain analyses performed by Bear Stearns, contained in the Bear Stearns Report and reviewed with the Special Committee on March 9, 1999 in connection with the preparation of Bear Stearns' opinion.

         (m) Item 10(f) is hereby amended by adding the following sentence after the first sentence of the fourteenth paragraph under "SPECIAL
FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" on page 16 in the Offer to Purchase:

         Based on guidance from the Company's management, solely for purposes of the discounted cash flow analysis, Bear Stearns assumed that net sales would grow at a 7.5% annual rate in years 2002 and 2003, that the EBITDA margin to sales would be 7.8% in 2002 and 8.2% in 2003, and that working capital would remain at a constant percentage of sales as in prior years. Bear Stearns also used the Company's management's estimate for capital expenditures of $50 million and $20 million in 2002 and 2003, respectively. No other material assumptions regarding 2002 and 2003 were necessary for Bear Stearns' discounted cash flow analysis or any other analyses undertaken by Bear Stearns.

         (n) Item 10(f) is hereby amended by adding the following sentence as the last paragraph under "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of Bear Stearns" on page 17 in the Offer to Purchase:

         Bear Stearns has consented to the references to its opinion and the foregoing description of the analyses it performed in this Offer to Purchase.

         (o) Item 10(f) is hereby amended by deleting and replacing in its entirety the fourth paragraph under "SPECIAL FACTORS--Certain Financial Projections (Unaudited)" on page 17 in the Offer to Purchase with the following:

         Several factors were considered by the Company's management in developing the Management Projections, including, without limitation:

         -- substantially fewer orders from certain initial spring mailings reflecting disappointing responses to several merchandising changes, resulting in, among other things, an approximately 15% decline in projected orders from the Company's Bridgewater catalog and an approximately 13% decline in the projected orders from the Company's combined Lerner weekend and spring sale catalogs;

         -- changes in the industry indicating more intense competition from existing and new entrants (including the recent acquisition of Fingerhut Companies, Inc. by Federated Department Stores, Inc.)

         -- changes in the industry resulting in more alternatives for the customer, including the Internet as a distribution channel, at competitive prices; and

         -- loss of key management in the Chadwick's division, including the resignation of Carol Meyrowitz, head merchandiser for Chadwick's, and of the chief financial officer of Chadwick's and the vice president of operations of Chadwick's.

         (p) Item 10(f) is hereby amended by deleting the second to the last sentence under "SPECIAL FACTORS--Cautionary Statement Concerning Forward-Looking Statements" on page 20 in the Offer to Purchase.

         (q) Item 10(f) is hereby amended by deleting and replacing in its entirety the first paragraph under "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger" on page 20 in the Offer to Purchase with the following:

         The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire complete control of the Company Board and the entire equity interest in the Company. The possible alternatives available to Parent to accomplish its purpose were restricted by the standstill provisions of the Governance Agreement. See "--Interests of Certain Persons in the Offer and the Merger--Governance Agreement." Parent sought to achieve its goal of acquiring complete control of the Company Board and the entire equity interest in the Company through the means which it believed had the greatest likelihood of success in a relatively short timeframe. Based on advice from its legal and financial advisors, Parent believed that the Offer and Merger were the means to achieve its goal with the greatest likelihood of success in a relatively short timeframe. Therefore, Parent did not consider or pursue any alternative means to accomplish its goal of acquiring the entire equity interest of the Company and complete control of the Company Board.

         Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement. The two-step Offer and Merger structure has been used in lieu of a one-step merger because Parent believes that a tender offer may be consummated more quickly than a one-step merger transaction.

         (r) Item 10(f) is hereby amended by adding the following sentence after the third sentence of the third paragraph under "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger" on page 20 in the Offer to Purchase:

         Parent has not yet taken any steps to implement the changes referenced in the preceding sentence.

         (s) Item 10(f) is hereby amended by adding the following paragraph after the third paragraph under "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger" on page 20 in the Offer to Purchase:

         The Company Board and the Special Committee had no role in determining the timing of Parent in making its proposal to acquire the outstanding Shares that it does not already beneficially own or the Offer. Recognizing that Parent's proposal to acquire the outstanding Shares that it does not already beneficially own and the transactions contemplated by the Offer could be amended or withdrawn by Parent at any time in its discretion, the Company Board and the Special Committee concluded that because they had determined that the Offer was fair to and in the best interests of the Stockholders, other than Parent, the prohibitions of the Governance Agreement should be waived rather than risking withdrawal of Parent's proposal or the transactions contemplated by the Offer.

         (t) Item 10(f) is hereby amended by deleting and replacing in its entirety the fourth paragraph under "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" on page 44 of the Offer to Purchase with the following:

         On March 10, 1999, Parent announced its audited consolidated results for the year ended December 31, 1998. As at such date, Parent had consolidated revenues of 108,329 million French Francs (or approximately $18,080 million), operating income of 5,977 million French Francs (or approximately $998 million) and net income of 3,331 million French Francs (or approximately $556 million). The foregoing approximate dollar equivalents are based on the exchange rate on March 10, 1999 of 5.9916 French Francs to a United States dollar, as reported in The Wall Street Journal for such date. A copy of the Parent Results Press Release is filed as Exhibit (a)(12) to the Schedule14D-1.

         Parent's financial statements are prepared in accordance with French generally accepted accounting principles ("French GAAP"). Parent does not, nor is it otherwise required to, audit its financial statements in accordance with GAAP. The following represents, in the opinion of Parent, the significant differences between GAAP and French GAAP that would affect the foregoing financial data of Parent. No attempt has been made to identify future differences between GAAP and French GAAP resulting from prescribed changes in accounting standards. It should also be noted that regulatory bodies that promulgate French GAAP and GAAP have significant on-going projects which could affect comparisons between GAAP and French GAAP. Finally, the following does not identify all of the differences between French GAAP and GAAP that may be relevant.

         Deferred taxation
         Under French GAAP, deferred tax is calculated under the liability method on temporary timing differences between taxable and accounting earnings.

         Net deferred tax balances are calculated on the basis of the tax position of each company or group of companies participating in a group tax election. Deferred tax assets are capitalized only if the company or the fiscally consolidated entity has a reasonable degree of certainty of recovering them during subsequent years; the assets corresponding to carried forward tax losses are capitalized only when they are virtually certain to be offset against future taxable profits.

         Irrecoverable taxes relative to the payment of dividends of consolidated entities are provisioned. No provision is made for possible future distribution of reserves of either consolidated or unconsolidated companies.

         Where there is no intention of disposal, potential tax liabilities on intangible assets recognized at the time of the acquisitions are not recorded.

         Under GAAP, deferred taxes are provided for all temporary differences between the tax and commercial balance sheets. Not all these differences that qualify for deferred tax calculation are permissible under French GAAP. Under GAAP, deferred taxes are also calculated for tax loss carryforwards and certain other adjustments using the liability method and based on enacted tax rates. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

         Consolidation Policies
         Parent does not consolidate certain entities in which it owns a majority interest, in particular its Financial Services Division is accounted for under the equity method. Under GAAP, majority owned entities (over 50% ownership) are generally required to be fully consolidated, whereas non-majority owned entities are generally required to be accounted for using either the cost or equity method depending upon the amount of influence the applicable company is able to exert over the owned entity.

         Depreciation/Amortization Policies
         As permitted under French GAAP, Parent has not amortized certain intangible assets (trade names and market shares). Under GAAP these intangible assets would be amortized over their expected useful lives, not exceeding 40 years.

         Lease Transactions
         Parent has entered into certain lease transactions for land buildings and other fixed assets. Pursuant to French GAAP Parent has disclosed the nature of the transactions, the gross amount of the related contracts, and the remaining amounts due under these contracts. Under French GAAP the related obligations under these contracts are considered period expenses and are not accrued for in the balance sheet (i.e., the obligation is considered an operating lease obligation). Under GAAP such leases would be considered capital leases and would require that an asset and related debt liability be initially recorded and subsequently adjusted to reflect the lease payments and use of the asset.

         (u) Item 10(f) is hereby amended by deleting and replacing in its entirety the last sentence of the first paragraph before the bulleted list under "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" on page 46 in the Offer to Purchase with the following:

         Furthermore, notwithstanding any other provision of the Offer, Purchaser may, subject to the terms of the Merger Agreement, amend or terminate the Offer or postpone the acceptance for payment of or payment for tendered Shares if at any time on or after March 10, 1999 (unless otherwise indicated below) and before the Expiration Date, any of the following events shall occur:

         (v) Item 10(f) is hereby amended by making the following revisions to
Schedule I to the Offer to Purchase:

         (i) the second sentence of the Employment History of Philippe LaGayette under Parent is amended and restated as follows: President of J.P. Morgan et cie S.A. since 1998; (ii) the second sentence of the Employment History of Francois Henrot under Parent is amended and restated as follows: General Partner of Rothschild et Cie Banque since March, 1997; (iii) the first sentence under Parent and the second sentence under Purchaser of the Employment History of Serge Weinberg are amended and restated as follows: Chairman of the Management Board since July, 1995; (iv) the second sentence of the Employment History of Serge Weinberg under Redcats is amended and restated as follows: Chairman of the Management Board of Parent since July, 1995 (v) the Employment History of Francois Henri Pinault under Parent is hereby amended and restated as follows: Member of Management Board since 1993. Member of Artemis since 1992. Chairman of the Board of FNAC since May, 1997; (vi) the Employment History of Francois Henri Pinault under Artemis is hereby amended and restated as follows:
         Director for more than 5 years. Chairman of the Board of FNAC since May, 1997; (vii) the Employment History of Andre Guilbert under Parent is hereby amended and restated as follows: Member of Management Board since 1998; and (viii) Jean Loyrette no longer sits on the Board of Parent.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

      Item 11 is hereby amended by adding the following exhibits:


   EXHIBIT    EXHIBIT NAME
     NO.

   (a)(16) Memorandum, dated March 29, 1999, to Participants in the 1996 Stock Option Plan and 1996 Performance Stock Option Plan.

   (a)(17) Memorandum, dated March 29, 1999, to Participants in the Brylane, L.P. Savings and Retirement Plan and Brylane Inc. Employee Stock Purchase Plan.

   (a)(18) Memorandum, dated March 29, 1999, to Participants in the Brylane Inc. Stock Subscription Plan.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 5, 1999

                                  PINAULT-PRINTEMPS-REDOUTE S.A.


                                  By:  /s/ SERGE WEINBERG
                                     -------------------------------------
                                  Name:     Serge Weinberg
                                  Title:    Chairman and Chief Executive Officer


                                  BUTTONS ACQUISITION CORPORATION


                                  By:  /s/ SERGE WEINBERG
                                     -------------------------------------
                                  Name:     Serge Weinberg
                                  Title:    Chairman and Chief Executive Officer

                                  EXHIBIT INDEX

   EXHIBIT    EXHIBIT NAME
     NO.

   (a)(16) Memorandum, dated March 29, 1999, to Participants in the 1996 Stock Option Plan and 1996 Performance Stock Option Plan.

   (a)(17) Memorandum, dated March 29, 1999, to Participants in the Brylane, L.P. Savings and Retirement Plan and Brylane Inc. Employee Stock Purchase Plan.

   (a)(18) Memorandum, dated March 29, 1999, to Participants in the Brylane Inc. Stock Subscription Plan.